                    Securities and Exchange Commission

                          Washington, D.C.  20549

                            Form 11-K

                          Annual Report


                Pursuant to Section 15 (d) of the
                 Securities Exchange Act of 1934

             For Fiscal Year Ended December 31, 1993




A.   Full title of the plan:

                    PUTNAM INVESTMENTS, INC.
                 PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                MARSH & McLENNAN COMPANIES, INC.
                   1166 Avenue of the Americas
                       New York, NY  10036

                    PUTNAM INVESTMENTS, INC.
                 PROFIT SHARING RETIREMENT PLAN


The Trustees of the plan currently are Gregory F. Van Gundy, Frank J. Borelli, and Francis N. Bonsignore. Mr. Van Gundy is General Counsel and Secretary of Marsh & McLennan Companies, Incorporated (MMC). Mr. Borelli is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Human Resources and Administration of MMC and has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The members of the Application Review Committee currently are Douglas B. Jamieson, Robert W. Burke, and Karen L. Kay. They are officers of Putnam Investments, Inc. or its subsidiaries. The business address of each Committee member is c/o Putnam Investments, Inc. One Post Office Square, Boston, MA 02109.

The financial statements of the Plan are included in this Form
11-K and consists of the statements of net assets available for plan benefits as of December 31, 1993 and 1992, and the statements of changes in net assets available for plan benefits for the years ended December 31, 1993, 1992, and 1991 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 27th day of June, 1994 by the undersigned thereunto duly authorized.



                              PUTNAM INVESTMENTS, INC.

                              PROFIT SHARING RETIREMENT PLAN





                              By  _______________________________
                                  Francis N. Bonsignore

                                    Plan Administrator

                       PUTNAM INVESTMENTS, INC.
                       PROFIT SHARING RETIREMENT PLAN


                       Financial Statements for the Years Ended
                       December 31, 1993, 1992 and 1991 and
                       Supplemental Schedules for the
                       Year Ended December 31, 1993
                       and Independent Auditors' Report

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN


TABLE OF CONTENTS




                                                                      Page


INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:


  Statements of Net Assets Available for Plan Benefits,
       December 31, 1993 and 1992                                         2

  Statements of Changes in Net Assets Available for Plan Benefits
       for the Years Ended December 31, 1993, 1992 and 1991               3

  Notes to Financial Statements                                         4-9

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1993:

  I - Item 27a - Schedule of Assets Held for
       Investment Purposes                                            10-11

  II - Item 27d - Schedule of Reportable Transactions                    12

INDEPENDENT AUDITORS' REPORT


To the Trustees of
  Putnam Investments, Inc.
  Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan (formerly The Putnam Companies, Inc. Profit Sharing Retirement Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's trustees. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

//Deloitte & Touche//
March 31, 1994


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1993 AND 1992


    Notes                                    1993                1992
ASSETS:
  Investments at fair value:                1,2,3
    Mutual funds                                         $109,887,593      $ 86,087,200
    Guaranteed investment contracts                        11,408,537        11,161,824
    Marsh & McLennan Companies, Inc.
      common stock                                          1,271,968         1,345,860
    Participant loans                                       1,752,053         1,268,180
                                   --------------      --------------
           Total investments at fair
             value                                        124,320,151        99,863,064

  Employer and employee contributions
    receivable                                  2           2,200,930         2,033,311
                                   --------------      --------------
TOTAL ASSETS                                            $126,521,081       $101,896,375

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $126,521,081       $101,896,375


See notes to financial statements.

/TABLE

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                      Notes            1993           1992        1991
ADDITIONS:
    Employer contributions                2    $  8,290,627   $  9,053,311  $ 8,482,364
    Employee contributions                2       4,286,986      2,586,738    1,797,090
    Dividend income                               6,561,290      6,015,120    4,613,287
    Interest income                                 939,537      1,129,974    1,266,216
    Net appreciation
      in fair value of investments      1,4       7,867,469        778,203    7,584,754
                               ------------     -----------    -----------

           Total additions                                      27,945,909   19,563,34623,743,711

DEDUCTIONS - Distributions to
 participants                                     3,321,203      5,466,873    5,453,516
                               ------------    ------------    -----------
NET ADDITIONS                                                   24,624,706   14,096,47318,290,195

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
      Beginning of year                         101,896,375     87,799,902   69,509,707
                              -------------    ------------    -----------
      End of year                              $126,521,081   $101,896,375  $87,799,902


See notes to financial statements.

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The accompanying financial statements of Putnam Investments, Inc. Profit Sharing Retirement Plan (formerly The Putnam Companies, Inc. Profit Sharing Retirement Plan) (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

         Investments - Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the Plan year. Investments in insurance contracts are stated at contract value which equals cost plus interest accrued at the rate guaranteed by the issuer insurance company.

         Security transactions are recognized on a trade-date basis. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned. The change in the difference between fair value and the cost of investments, including realized gains and losses, is reflected in the statements of changes in net assets available for plan benefits as net appreciation in fair value of investments.

         Federal Income Taxes - The Plan obtained its latest determination letter on December 24, 1986 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements.

         Administrative Expenses - Expenses of the Plan have been paid by Putnam Investments, Inc. (formerly The Putnam
         Companies, Inc.) and its subsidiaries, but such payment is at their discretion.

2.  DESCRIPTION OF THE PLAN

         The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a) General - The Plan, as amended and restated January 1, 1989, is a defined contribution plan that is intended to qualify as a profit- sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b) Investment Programs - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

              (1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam Investments, Inc. acts as an investment adviser.

              (2) Any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate.

              (3)  Marsh & McLennan Companies, Inc. common stock.

              (4) Other investment options approved by the Board of Directors of Putnam Investments, Inc., the trustees of the Plan, and the Chief Executive Officer of Marsh & McLennan Companies, Inc.
                   There were no investments in this option at December 31, 1993, 1992 or 1991.

         Employer contributions and forfeitures must generally be allocated to not fewer than three or more than eight investments, with apportionments to be no less than 10% and no more than 50% per investment. Participants may, however, at their discretion, allocate 100% of their balance to either (1) the Putnam Daily Dividend Trust or (2) a contract, or combination of contracts, with insurance companies which guarantees principal and interest at a fixed rate.

         Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in (1), (2), (3) and/or (4), provided such elections are allocated to not more than eight authorized investments, with apportionments to be at least 10% to any one investment.

         (b) Investment Programs (Continued) - With proper written notice, participants may elect to change their investment in either their participation or voluntary accounts twice during a fiscal quarter, not to exceed six investment changes per year.

         (c) Contributions - The Plan covers substantially all of the employees of Putnam Investments, Inc. and its subsidiaries that have adopted the Plan. Employer contributions are determined at the discretion of each company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Internal Revenue Code. Employer contributions, by company, for 1993, 1992 and 1991 were as follows:

Employer Contributions          1993         1992         1991

Putnam Investments, Inc.     $  812,839   $  844,831    $ 741,204
Putnam Investment
 Management, Inc.             1,397,177    1,658,748    1,626,624
Putnam Mutual Funds Corp.
 and Subsidiary                 933,114      949,817      816,381
Putnam Fiduciary Trust
 Company                      3,625,466    4,335,253    4,252,945
The Putnam Advisory
 Company, Inc. and
 Subsidiary                   1,522,031    1,264,662    1,045,210

Total                       $ 8,290,627  $ 9,053,311  $ 8,482,364

         Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions. Employee contributions, by company, for 1993, 1992 and 1991 were as follows:

Employee Contributions          1993         1992         1991

Putnam Investments, Inc.     $  280,811   $  245,242   $  169,739
Putnam Investment
 Management, Inc.             1,275,263      323,813      478,401
Putnam Mutual Funds Corp.
 and Subsidiary                 284,452      305,472      455,931
Putnam Fiduciary Trust
 Company                      1,457,016    1,067,971      591,612

The Putnam Advisory
 Company, Inc. and
 Subsidiary                     989,444      644,240      101,407

Total                       $ 4,286,986  $ 2,586,738  $ 1,797,090

         (d) Forfeitures - Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur. Reallocation of forfeitures amounted to $1,317,892 in 1993, $571,906 in 1992 and $432,342 in 1991.

         (e) Participant Accounts and Vesting - The Plan provides that the market value of investments in participant accounts shall be determined each quarter. Unrealized appreciation or depreciation, equal to the difference between actual cost and the quoted market price of the investments at the applicable valuation date, is recognized in determining the value of each fund. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

              Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 1993.

              An employee is not eligible to become a participant until the nearest July 1 or January 1 following the completion of twelve months of continuous service. The vesting of participants, other than voluntary contributions, is as follows:
                                                                     Vested
                                                                   Interest

         Years of continuous service:
              Less than two                                            None
              Two but less than three                                   25%
              Three but less than four                                  50%
              Four but less than five                                   75%
              Five or more                                             100%
              If a participant has reached age 60                      100%

         Participants are automatically fully vested in their voluntary contributions.

         Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than sixty days after the close of the fiscal year. The Plan allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each quarter.

         (f) Salary Savings Contributions - It is the intention of the Trustees that the salary savings program be qualified under Section 401(k) of the Internal Revenue Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Investments into the various investment vehicles are at the discretion of the participant. The market value of assets relating to the salary savings program at December 31, 1993 and 1992 was $12,321,913 and $8,963,369,
              respectively.

         (g) Loans - Upon the approval of the loan committee, appointed by the Trustees, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate consistent with area lending institutions personal loan rates. Loans outstanding at December 31, 1993 and 1992 were $1,752,053 and $1,268,180, respectively.

3.       INVESTMENTS

         Investments that represent 5% or more of total Plan assets at December 31 are as follows:

                                                                       1993

              Putnam Daily Dividend Trust                       $15,113,221
              Putnam Voyager Fund                                13,753,676
              The Putnam Fund for Growth and Income              12,529,306
              The George Putnam Fund of Boston                    8,828,419
              Putnam New Opportunities Fund                       8,328,314

                                                                       1992

              Putnam Daily Dividend Trust                       $16,526,735
              Putnam Voyager Fund                                10,705,903
              The George Putnam Fund of Boston                    8,212,230
              The Putnam Fund for Growth and Income               8,550,758
              Hartford Life Insurance, 8.50%, 1/31/96             5,738,415

4.       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         The net appreciation (depreciation) in fair value of each significant class of investment for the year ended December 31 is as follows:

                               1993         1992          1991
         Mutual funds           $8,024,221    $ 621,572    $7,540,862
         Marsh & McLennan Companies,
       Inc. common stock      (156,752)     156,631        43,892
                                -----------   ----------   ----------
         Total                  $7,867,469     $778,203    $7,584,754

5.       SUBSEQUENT DISTRIBUTIONS

         At December 31, 1993, terminated employees had requested distributions of the vested portion of their accounts, including the applicable 1993 employer contributions, totaling $2,126,068. The source of these distributions by investment program is as follows:

              Source                                   Amount

         Mutual Funds                                $2,020,496
         Unallocated assets*                            105,572
                                                     -----------
                                                 $2,126,068

         *These assets represent 1993 employer contributions receivable which will be allocated to participant accounts prior to distribution.

                          * * * * * *


                                                                                          SCHEDULE I

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993

                                                               Number                    Current
                                             of Shares           Cost            Value
MUTUAL FUNDS:
  The George Putnam Fund of Boston                            636,971      $ 8,464,346$  8,828,419
  The Putnam Fund for Growth and Income                       921,273       11,679,14512,529,306
  Putnam Investors Fund                                       379,540        3,219,056 3,097,044
  Putnam Income Fund                                          420,443        2,940,467 3,035,597
  Putnam Global Growth Fund                                   586,720        4,439,715 5,644,245
  Putnam Vista Basic Value Fund                               578,163        4,077,317 4,347,786
  Putnam Voyager Fund                                       1,147,096       10,264,57613,753,676
  Putnam Convertible Income - Growth Trust                    162,694        2,696,963 3,192,049
  Putnam American Government Income Fund                       37,163          369,557   333,351
  Putnam Managed Income Trust                                  17,801          158,269   162,170
  Putnam High Yield Advantage                                 417,537        4,102,844 4,396,663
  Putnam Federal Income Trust                                  13,624          141,732   139,786
  Putnam Global Governmental Income Trust                     244,331        3,731,178 3,743,150
  Putnam OTC Emerging Growth Fund                             446,540        4,036,303 5,112,882
  Putnam Adjustable Rate U.S. Government Fund   13,642        152,350          143,245
  Putnam Diversified Income Trust                              70,982          879,445   921,349
  Putnam Utilities Growth and Income Fund                      73,718          706,029   729,811
  Putnam Overseas Growth Fund                                  14,137          135,813   168,231
  Putnam Asia Pacific Growth Fund                             186,199        2,138,475 2,614,236
  Putnam Dividend Growth Fund                                  75,029          734,733   742,037
  Putnam Europe Growth Fund                                   119,088        1,256,585 1,395,712
  Putnam New Opportunities Fund                               337,726        5,860,206 8,328,314
  Putnam Daily Dividend Trust                              15,113,221       15,113,22115,113,221
  Putnam Equity Income Fund                                   123,986        1,076,862 1,081,160
  Putnam High Yield Trust                                     336,505        4,401,999 4,475,514
  Putnam Health Sciences Trust                                108,940        2,738,156 2,895,615
  Putnam U.S. Government Income Trust                         125,943        1,715,205 1,693,929
  Putnam Energy - Resources Trust                              87,827        1,438,394 1,269,095
                                            ----------    -----------      -----------
     Total Mutual Funds                                    98,668,941      109,887,593


                                                                                         (Continued)

                                                                                          SCHEDULE I


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993

   Number                                                     Current
of Shares                                         Cost          Value

GUARANTEED INVESTMENT CONTRACTS:
    New York Life, 9.30%, 9/30/94                             621,261          621,261   621,261
    Hartford Life, 8.50%, 1/31/96                           4,906,238        4,906,238 4,906,238
    Principle Mutual Life Insurance Co.,
      5.00%, 1/30/97                         2,756,832      2,756,832        2,756,832
    Putnam Fiduciary Trust Co. Stable
      Value Fund, 6.00%                      3,124,206      3,124,206        3,124,206
                                          ------------   ------------     ------------

           Total Guaranteed Investment
               Contracts                                   11,408,537       11,408,53711,408,537

MARSH & McLENNAN COMPANIES, INC.
  COMMON STOCK                                                 15,655        1,071,082 1,271,968

PARTICIPANT LOANS (Various maturities from
  1994 to 2004 at interest rates ranging
  from 7.5% to 12.75%)                               -      1,752,053        1,752,053
                                           -----------    -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                 $112,900,613$124,320,151

                                                                                         (Concluded)

/TABLE


                                                                                         SCHEDULE II


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1993


                                                           Purchases                   Sales
                                                 --------------------------            -----------------------
                                       Number of                  Number of
Date     Description of Investment  Transactions     Principal Transactions   Principal
Various  Putnam Daily Dividend Trust       4,601   $12,734,325          783 $14,147,840






/TABLE

INDEPENDENT AUDITORS' CONSENT

Putnam Investments, Inc. Profit Sharing Retirement Plan:

We hereby consent to the incorporation by reference in Registration Statement No. 2-65096 on Form S-8 of our report dated March 31, 1994, appearing in this Annual Report on Form
11-K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the year ended December 31, 1993.

//Deloitte & Touche//
June 27, 1994
Boston, Massachusetts